Exhibit 99.1
QUARTERLY REPORT
(From January 1, 2010 to September 30, 2010)
THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT
(From January 1, 2010 to September 30, 2010)
To: Financial Services Commission and Korea Stock Exchange

Choi, Jong-Tae
President and Representative Director POSCO 1 Koedong-dong, Pohang-si, Kyongsangbuk-do, Korea Telephone: +82-54-220-0114

Young-Hoon Lee
Senior Vice President POSCO Telelphone: +82-2-3457-0114

TABLE OF CONTENTS

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates

Attachment: Independent Accountants’ Review Report

I. OVERVIEW

1.	Scope of Business
A.	POSCO (the “Company”)

Business		Note
a.	Production and sale of crude steel and stainless steel (STS) products
b.	Port/harbor loading/unloading, warehousing, packaging	No engagement in this business during the third Quarter of 2010
c.	Management of professional athletic organizations
d.	Power generation, renewable energy projects, liquefied natural gas logistics and exploration, and other incidental businesses
e.	Real property lease business
f.	Public energy services and distribution system
g.	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
h.	Educational services and other incidental services
i.	Production and sale of non-ferrous metals
j.	Other businesses incidental or related, directly or indirectly, to the foregoing businesses.
B.	POSCO Business Group

(1)	Name of Business Group: POSCO

(2)	Companies Belonging to Large Business Groups
POSCO, POSCO Coated and Color Steel Co., Ltd., SUNGJIN GEOTEC Co., Ltd., POSCO ICT Co., Ltd., POSCO CHEMTECH Co., Ltd, Samjung Packing and Aluminum Co., Ltd., POSCO E&C Co., Ltd., Seung Kwang Co., Ltd., POSCO Architects&Consultants Co., Ltd., POSCO Research Institute, POSCO Steel Service and Sales Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Plant Engineering Co., Ltd., POSCO Terminal Co., Ltd., POSTECH Venture Capital Corp., Metapolis Co., Ltd., Posmate Co., Ltd., POSCO Power Corp., SNNC Co., Ltd., PHP Co., Ltd., POSBRO Inc., Suwon Green Environment, POSCO TMC Co., Ltd., POSWITH Co., Ltd., Uitrans Co. Ltd., PNR Co., Ltd., Pohang Fuel Cell Power Co., Ltd., Cheongna IBT Co., Ltd., Mega-Asset Co., Ltd., Daewoo Engineering Company, Basys Industry Co., Ltd., Pohang Steel Fabrication Center, POSCALCIUM Co., Ltd., DAKOS, Songdose Co., Ltd. eNtoB Corporation, POSCO AST Co., Ltd., Daimyung Technology Metal Service, POSCO E&E, POMIC Co., Ltd., POS Himetal, POSFINE, POSECOHOUSING Co., Ltd., Mapo Hibroad Parking Co., Ltd., Gwangyang Steel Fabrication

Center, POSPLATE Co., Ltd., Pure Gimpo Co., Ltd., PLANT EST Co., Ltd., 9Digit Co., Ltd., YUYOUNG METAL, SHINKI E&T Co., Ltd., ANJEONG District Corporation, POSGREEN Co., Ltd., Busan E&E Co., Ltd., POREKA Co.
•	Changes in companies belonging to large business groups before September 30, 2010
—	Exclusion of subsidiary: POSCO Machinery Co. Ltd. (January 26, 2010)

—	Exclusion of subsidiary: POSCON Co., Ltd. (February 23, 2010)

—	Addition of subsidiary: POSECOHOUSING Co., Ltd. (February 1, 2010)

—	Addition of subsidiary: POSCALCIUM Co., Ltd. (February 1, 2010)

—	Addition of subsidiary: DAKOS (February 1, 2010)

—	Addition of subsidiary: Mapo Hibroad Parking Co., LTD. (February 1, 2010)

—	Addition of subsidiary: Gwangyang Steel Fabrication Center (March 2, 2010)

—	Addition of subsidiary: POSPLATE (March 2, 2010)

—	Exclusion of subsidiary: Universal Studios Resort Development Corporation (April 1, 2010)

—	Addition of subsidiary: Pure Gimpo Co., Ltd. (April 1, 2010)

—	Addition of subsidiary: PLANT EST Co., Ltd. (May 3, 2010)

—	Addition of subsidiary: 9Digit Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: SUNGJIN GEOTEC Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: SHINKI E&T Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: ANJEONG District Corporation (June 1, 2010)

—	Addition of subsidiary: YUYOUNG METAL (June 1, 2010)

—	Addition of subsidiary: Songdose Co., Ltd. (June 1, 2010)

—	Addition of subsidiary: POREKA Co. (July 1, 2010)

—	Addition of subsidiary: POSGREEN Co., Ltd. (August 2, 2010)

—	Addition of subsidiary: Busan E&E Co., Ltd. (August 2, 2010)

—	Exclusion of subsidiary: Universal Studios Resort Asset Management Corporation (August 11, 2010)

—	Exclusion of subsidiary: RISTec-Biz Co., Ltd. (August 12, 2010)

—	Exclusion of subsidiary: Medical Materials Co., Ltd. (August 12, 2010)
•	Changes in companies belonging to large business groups after September 30, 2010
—	Addition of subsidiary: POSCO LED (October 1, 2010)

—	Addition of subsidiary: DAEWOO INTERNATIONAL CORPORATION (November 1, 2010)

—	Addition of subsidiary: POSCONST Co., Ltd. (November 1, 2010)

—	Addition of subsidiary: Gunsan Steel Processing and Fabricating Center Co., Ltd. (November 1, 2010)

(3)	Related laws and regulations
—	The Korea Fair Trade Commission has designated POSCO as a Business Group subject to limitations on Cross-Shareholding and Debt Guarantee for Affiliates pursuant to the Monopoly Regulation and Fair Trade Act.
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Prohibitions on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the Monopoly Regulation and Fair Trade Act)

d.	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the Monopoly Regulation and Fair Trade Act)

e.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the Monopoly Regulation and Fair Trade Act)

f.	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the Monopoly Regulation and Fair Trade Act)

g.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)

2.	Business Organization
A.	Highlights of the Company’s Business Organization

Historical highlights and changes since establishment
(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang-si, Kyongsang buk-do, Korea

(c)	Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang-si, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

•	Principal Executive Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea
•	Overseas Offices:	The Company operates seven offices overseas (including Indonesia (Jakarta), United Arab Emirates (Dubai), Czech Republic (Prague), European Union, Brazil (Rio de Janeiro), Russia (Moscow), and Egypt(Cairo) for the purpose of supporting international business.

•	Changes in Overseas Offices
—	Closing of Hanoi office in Vietnam (’10. 5)

—	Establishment of Mongolian office (’10. 9)
•	Changes in Overseas Offices (Post-Third Quarter of 2010)
—	Establishment of Western Australian office (’10. 10)
(d)	Composition of Board of Directors (as of February 26, 2010)
•	Standing Directors
—	Terms of office for Yoon, Seok-Man, Lee, Dong-Hee, Hur, Nam-Suk, Chung, Keel-Sou expired on February 26, 2010

—	New members : Park, Han-Yong, Oh Chang-Kwan, Kim, Jin Il
•	Outside Directors
—	Terms of office for Jeffrey D. Jones expired on February 26, 2010
•	Representative Directors
—	Prior to February 26, 2010: Chung, Joon-Yang, Lee, Dong-Hee, Choi, Jong-Tae

—	As of February 26, 2010: Chung, Joon-Yang, Choi, Jong-Tae
(e)	Largest Shareholder
—	National Pension Corporation is the largest shareholder

—	Date of Disclosure: January 30, 2007

(for further reference please refer to the public disclosure regarding the change of the largest shareholder on Jan 30 2007, Jul 27 2007, Jan 29 2008, Jul 25 2008, Jan 21 2009, Mar 2 2009, Jul 22 2009, Oct 9 2009, Jan 26 2010 and July 20 2010)
B.	Merger, Acquisition and Handover of Businesses

[none]
C.	Major Changes in Production Facilities
—	There were no material changes before the first half of 2010.

3.	Equity Capital
A.	New Issuance of Registered Form Common Stock
•	No new issuance of registered form Common Stock in the last five years.
B.	Convertible Bonds

[None]
C.	Bonds with Warrant

[None]

4.	Other information regarding Shares
A.	Total Number of Shares

(As of September 30, 2010)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

•	Par value: Won 5,000 per share
B.	Treasury Stock Holding and Cancellation
(1)	Treasury Stock Holding and Cancellation

(As of September 30, 2010)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,792,072	—	—	—	7,792,072
Special Money Trust		2,361,885	—	—	—	2,361,885
Total		10,153,957	—	—	—	10,153,957

•	Beginning balance : as of Dec 31, 2009
(2)	Treasury Stock purchased under the Special Money Trust Contract

(Unit: billion Won)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	822.2	0.7	—	822.9

•	The initial amount of treasury stock special money trust contract : KRW 550 billion

•	Renewal of treasury stock special money trust contract
—	Hana Bank, Shinhan Bank, Daegu Bank, National Agricultural Cooperative Federation (NACF)

—	Renewed contract period from May 12, 2010 until May 11, 2013

—	Renewed contract amount: KRW 822.9 billion

C.	Voting Rights

(As of September 30, 2010)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights *	10,157,957
3. Shares with voting rights	77,028,878

*	Treasury Stock: 10,153,957 shares

*	Shares in mutual ownership: 4,000 shares
D.	Earnings and Dividend

(Unit: Million Won)
	2010
	(’10.1.1 ~ ’10.9.30)	2009	2008
Net Profit	3,677,422	3,172,264	4,446,933
EPS (Won)	47,738	41,380	58,905
Cash Dividend Paid	192,582	615,569	762,760
Pay-out Ratio	—	19.4%	17.2%
Dividend per share (Won)	2,500	8,000	10,000
Dividend Yield	—	1.31%	2.62%

II. BUSINESS

1.	Current Situation of POSCO
(1)	Domestic Market Share

	(Unit: Million Tons, %)
	2010
	(’10.1.1 ~ ’10.9.30)		2009		2008
Category	Production	Market share	Production	Market share	Production	Market share
Crude steel production	42.5	100	48.5	100	53.3	100
POSCO	24.9	59	29.5	61	33.1	62
Others	17.6	41	19.0	39	20.2	38
• Source: Korea Iron and Steel Association
(2)	Characteristics of the Steel Market
—	The steel industry supplies materials to major industries, including the automobile, shipbuilding, and electronics appliance industries.

—	Domestic sales represent 66% and overseas sales represent 34% of our total sales volume (major overseas markets include China, Japan and Southeast Asian countries).

—	The company also maintains a made-to-order supply system and 75% of domestic sales are direct business based on actual demand to secure stable operation.
(3)	Current Situation and Prospect of New Businesses
○	Establishment of Steelworks in India
—	Execution of a Memorandum of Understanding with the Orissa state government for the development of iron ore captive mines, and for the development and construction of an integrated steelwork facility with an annual production capacity of 12 million tons. (’05.6)

—	Establishment of POSCO-India Private Limited (“POSCO-India”). (’05.8)

[Development of iron ore captive mines]

—	POSCO-India filed applications for mining prospecting licenses in respect of certain iron ore mines in the region of Khandadhar, Orissa (“Khandadhar Licenses”). (’05.9)

—	The Orissa state government recommended to the Indian central government approval of the Khandadhar Licenses on behalf of POSCO-India. (’06.12)

—	The Indian central government denied approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (’07.7)

—	The Orissa state government resubmitted its recommendation for approval of the Khandadhar Licenses on behalf of POSCO-India. (’09.1)

—	The Orissa High Court set aside the Orissa state government’s recommendation to grant approval for the Khandadhar Licenses, and in response, the Orissa state government filed a special petition with the Indian Supreme Court to challenge the high court order. (’10.7)

[Establishment of Steelworks]

—	Granted approval by the Indian central government for environmental impact assessment for the construction of captive port. (’07.5)

—	Granted approval by the Indian central government for environmental impact assessment for the construction of steel mills. (’07.7)

—	Granted stage-one clearance for forest diversion by the Indian Supreme Court with respect to 2,959 acres of forest land. (’08.8)

—	Granted approval by the Indian central government for the deforestation of steel mill construction sites. (’09.12)

—	Final plans for rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (’10.7)

—	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the project construction site pending investigation into alleged violation of the Forest Regulation Act. (’10.8)
○	Establishment of Steelworks in Indonesia
—	Entered into a memorandum of agreement with PT Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia.

—	Planned to enter into a joint venture agreement in August, 2010.

—	Established PT. KRAKATAU POSCO (’10.9)

—	Held a groundbreaking ceremony (’10.10)

—	The first phase of construction for the establishment of a steel mill with an annual production capacity of 3 million tons of steel products is expected to commence in 2011 and to be completed in 2013.
○	Establishment of POSCO Maharashtra Steel Private Limited Continuous Galvanizing Line
—	Construction started (’10.3)

—	Purpose of Investment: to establish a Continuous Galvanizing Line with a production capacity of 450 thousand tons per year for expansion of car plate sales in Pune, Delhi and Chennai.

○	Establishment of Guangdong Pohang Continuous Galvanizing Line in China
—	Approved by the Board of Directors (’10.7)

—	Planned to begin construction in 2Q, 2011

—	Purpose of expansion of plating steel plate sales in China

2.	Key Products and Raw Materials

A.	Current Situation of Key Products

(Unit : Hundred Million Won)
Business	Source of
area	sales	Items	Specific utility	Key brand	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	95,593 (41%)
		Cold rolled products	Automobiles, electronic appliances, etc.		99,635 (43%)
		STS	Silverware, steel pipes, etc.		35,265 (15%)

	Others	Slag	Raw material for cement, etc.		3,761 ( 2%)

	sales discount				-191 (-0%)
Total					234,063 (100%)

B.	Price Trends of Key Products

		(Unit: Thousand Won/Ton )
	2010
Items	(’10.1.1 ~ ’10.9.30)	2009	2008
Hot-rolled Product (HR)	832	799	840
Cold-rolled Product (CR)	966	925	927
(1)	Criteria for Calculation

•	Product items and objects for calculation: Unit prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight.

(2)	Factors of Price Fluctuations

•	Increase in domestic inflation and a gradual increase in raw material prices.

C.	Current Situation of Major Raw Materials

(Unit: Hundred Million Won)
Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel production	Raw materials	Iron ore	Iron ore for blast furnaces	46,541 (35.0%)	BHP Billiton of Australia, Rio Tinto, VALE of Brazil
		Coal	Coking coal: Heat source for blast furnaces,	37,441 (28.2%)	Anglo of Australia, Rio Tinto, Teck of Canada
Smokeless coal:
Sintering fuel
		STS materials	Key materials for STS production	24,211 (18.2%)	Nickel, Fe-Cr, STS scrap iron, etc.
		Other minerals	Sub-materials for iron-making, steelmaking	24,641 (18.6%)	Iron material, Alloy iron, non-ferrous metal, limestone, etc.
Total				132,834

D.	Price Trends of Key Materials

	(Unit: Thousand Won/Ton)
	2010
Category	(’10.1.1 ~ ’10.9.30)	2009	2008
Iron ore	154	87	137
Coal	216	166	327
Scrap iron	477	394	509
Nickel	24,782	18,873	22,994

•	Key Factors in Price Fluctuations

A.	Iron ore

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
Trend of international benchmark price (FOB):	U$126/ton	U$68/ton	U$132/ton
—	Platts Index (Fe 62%)

B.	Coal

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
Trend of international benchmark price (FOB):	U$250/ton	U$172/ton	U$185/ton
—	Coal (FOB): based on Australian Premium Hard Coking Coal price

C.	Scrap iron

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
Trend of purchase price (CFR):	U$462/ton	U$307/ton	U$405/ton
—	Scrap iron (CFR)

D.	Nickel

			2010
	2008	2009	(’10.1.1 ~ ’10.9.30)
	U$9.58/lb	U$6.65/lb	U$9.62/lb
Trend of LME Cash price:	U$21,111/ton	U$14,655/ton	U$21,203/ton
• LME: London Metal Exchange

3.	Production and Facilities
A.	Production Capacity

(Unit: Thousand Ton)
	2010
Items	(’10.1.1 ~ ’10.9.30)	2009	2008
Pohang Works	11,250	15,000	15,000
Gwangyang Works	13,500	18,000	18,000
Total	24,750	33,000	33,000

B.	Production and Capacity Utilization Rate
(1)	Production

(Unit: Thousand Ton)
		2010
Items		(’10.1.1 ~ ’10.9.30)	2009	2008
Crude Steel	Pohang	10,446	14,344	14,936
	Gwangyang	14,360	15,186	18,200
Subtotal		24,806	29,530	33,136
Hot-Rolled Products	Pohang	2,286	3,107	3,331
	Gwangyang	3,705	4,968	5,236
Plate	Pohang	3,092	4,486	4,738
	Pohang	55	0	0
Wire Rod	Pohang	1,515	1,950	2,027
P O	Gwangyang	1,808	1,664	2,406
Cold Rolled Products	Pohang	1,222	1,586	1,739
	Gwangyang	3,405	3,947	4,487
Coated Steel	Pohang	354	357	304
	Gwangyang	2,919	2,787	4,022
Electrical Steel	Pohang	772	849	940
STS	Pohang	1,262	1,348	1,347
Others	Pohang	274	360	521
	Gwangyang	851	834	739
Total Products		23,520	28,243	31,837
Pohang		10,777	14,043	14,947
Gwangyang		12,743	14,200	16,890

(2)	Capacity Utilization Rate for the 3rd quarter of 2010 in terms of crude steel production

(Unit: Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	11,250	10,446	92.9%
Gwangyang Works	13,500	14,360	106.4%
Total	24,750	24,806	100.2%

—	Utilization Rate = Production/ Production Capacity

C.	Production Facilities
(1)	Book Value of Fixed Assets

(Unit: Million Won)
		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	444,870	1,671	4,398	—	442,143
	Building	1,175,768	255,668	6,415	68,061	1,356,960
	Structures	812,779	65,679	2,482	45,566	830,410
	Machinery and Equipment	4,586,813	517,712	15,565	762,241	4,326,719
	Vehicles	12,552	1,797	103	4,762	9,484
	Tools and Fixtures	9,291	3,147	—	3,109	9,329
	Furniture and Others	32,259	12,611	189	8,299	36,382
	Financial Lease Assets	9,555	—	—	478	9,077
Gwangyang	Land	516,999	150,932	—	—	667,931
	Building	822,742	367,041	689	73,712	1,115,382
	Structures	667,141	247,514	576	48,683	865,396
	Machinery and Equipment	3,683,619	1,712,214	875	605,809	3,727,493
	Vehicles	4,251	1,730	2	1,605	4,374
	Tools and Fixtures	7,446	2,655	—	2,834	7,267
	Furniture and Others	17,798	2,423	1	4,884	15,336

(2)	Major Capital Expenditures
(a)	Investments under construction

(Unit : Hundred Million Won)
				Invested
				Amount
				(1H 2010,	Amount
			Total	’10.1.1	to be
Items	Date	Project	Investment	~’10.6.30)	invested
Expansion	’08.09~’11.12	G) Installation of 5th sintering mill and 5th coking mill	17,129	11,958 (7,625)	5,171
	’08.08~’10.11	P) Construction of new steelmaking plant	12,767	12,193 (3,659)	574
	’09.10~’16.09	P, G) Capacity expansion of treatment of raw materials	12,139	3,536 (1,947)	8,603
	’09.01~’12.03	P) Construction of new PGL	2,673	884 (826)	1,789
Renovation/ Replacement	’08.10~’11.03	P) Renovation of 4th furnace	4,171	3,977 (2,534)	194
	’09.12~’10.10	P) Capacity Improvement of 2-2 continuous casting machine	1,543	1,364 (1,171)	179
Others			25,488	7,923 (3,041)	17,565
Total			75,910	41,835 (20,803)	34,075
(b)	Planned investments

(Unit : Hundred Million Won)
		Planned investments
Location	Project	2010	2011	2012
Pohang	Expansion, Renovation and Replacement of Existing Facilities	15,931	18,296	22,106
	Sub-total	15,931	18,296	22,106
Gwangyang	Expansion, Renovation and Replacement of Existing Facilities	20,989	16,139	17,355
	Sub-total	20,989	16,139	17,355
Total		35,672	36,920	34,435

4.	Sales
Steel Product Sales

		(Unit: Hundred Million Won)
		2010	2009	2009
Items		(’10.1.1 ~ ’10.9.30)	(’09.1.1 ~’09.9.30)	(’09.1.1 ~’09.12.31)
Hot-Rolled Products	Domestic	73,949	71,973	96,581
	Export	21,644	21,578	28,525
	Total	95,593	93,551	125,106
Cold-Rolled Products	Domestic	55,385	39,658	55,426
	Export	44,250	36,546	50,111
	Total	99,635	76,204	105,537
Stainless Steel	Domestic	19,815	13,651	19,047
	Export	15,450	10,516	15,813
	Total	35,265	24,167	34,860
Others	Domestic	3,736	2,902	4,251
	Export	25	40	47
	Total	3,761	2,942	4,298
Subtotal	Domestic	152,885	128,184	175,305
	Export	81,369	68,680	94,496
	Total	234,254	196,864	269,801
Discount		-191	-206	-262
Total		234,063	196,658	269,539

5.	Derivatives
Currency Forward Contracts
○	Derivative valuation loss of Exchangeable Notes exchangeable into ADRs of SK Telecom issued on August 19, 2008: KRW 890 million

6.	Significant Contracts

Contract	Date	Remarks
Joint-Venture with Nippon Steel Corporation	’09.1	Made a joint-venture contract whereby NSC will gain a 15 percent stake (US$ 37.2 million) in POSCO-Vietnam by purchasing its newly issued shares
Production of High-Quality FeMn	’09.7	POSCO and Dongbu Metal Co., Ltd. entered into an agreement to establish a joint-venture firm, for the production of melted high-quality FeMn to be used in the manufacture of high grade Mn steel for automobiles parts and plates. Upon completion of the transaction, POSCO would acquire a 65 percent stake in joint-venture firm.
Acquisition of Taihan ST Co., Ltd.	’09.7	POSCO purchased and acquired 65.1% of all issued and outstanding shares of Taihan ST Co., Ltd. priced at KRW 60 billion to strengthen its competitiveness in the stainless steel market.
Acquisition of Asia Stainless Corporation	’09.7	In order to strengthen its competitiveness in the global stainless steel industry, POSCO purchased and acquired 90 percent of all issued and outstanding shares of Asia Stainless Corporation, a Vietnamese corporation.
Equity Swap with Kookmin Bank	’09.10	POSCO to purchase 4,084,967 shares of KB Financial Group’s stock (1.15 percent of KB Financial Group’s outstanding shares) worth KRW 250.0 billion

Kookmin Bank to purchase 462,962 shares of POSCO Treasury Stocks (0.53 percent of POSCO’s outstanding shares) worth KRW 250.0 billion
Cooperation Agreement with Roy Hill Holdings Pty. Ltd.	’10.1	POSCO and Roy Hill Holdings Pty. Ltd. (thereafter “Company”) entered into a Cooperation Agreement under which POSCO shall acquire conversion right of the Company constituting 3.75% of the total issued and outstanding shares of the Company. Upon satisfactory completion of the project feasibility study, POSCO will acquire and own a total of 15% of the total issued and outstanding shares of the Company, including exercise of 3.75% equity conversion right.
Shares purchase agreement for acquiring SUNG JIN GEOTEC Co., Ltd.	’10.3	POSCO has entered into a shares purchase agreement to acquire 12,345,110 shares of SUNG JIN GEOTEC Co., Ltd. (40.4% stake in the SUNG JIN GEOTEC Co., Ltd.’s outstanding shares) worth KRW 159,251,919,000. The shares purchase agreement will be effective based on resolution of Board of Directors of POSCO and approval for mergers and acquisitions of Fair Trade Commission.

Contract	Date	Remarks
Named as the preferred bidder for acquiring Daewoo International Corporation	’10.5	POSCO was named as the preferred bidder for acquiring stake in Daewoo International Corporation.
Investment into AMCI(WA) Pty Ltd in Western Australia	’10.7	POSCO decided to acquire a 49% stake in the AMCI(WA) Pty Ltd for approximately A$183 million.
•  Please refer to Form 6-K for additional information

7.	Research and Development

A.	Research and Development (R&D) Organization

	Organization	Staff
In-house	Technology Development Department	88
	Productivity Research Center	58
	Environment and Energy Department	21
	Technical Research Laboratory (Group)	835

Independent	Research Institute of Industrial Science and Technology	437
	POSTECH	1,261

B.	R&D Expenses

			(Unit: Million Won)
	2010
	(’10.1.1 ~ ’10.9.30)	2009	2008	2007
Raw Materials	73,095	115,500	93,016	49,552
Labor cost	48,676	44,557	54,242	38,635
Depreciation	29,846	36,385	35,879	32,822
Subcontract	143,828	150,238	151,553	96,200
Other Expense	82,566	107,718	108,037	104,425
Total	378,011	454,398	442,727	321,634
(R&D/Sales Ratio)*100	1.61%	1.69%	1.44%	1.45%

III. Financial Statements

1.	Unconsolidated Financial Statements
A.	Summary for the Fiscal Years 2006 through 2010

	(Unit: million won)
	2010
	(’10.1.1
Item	~ ’10.9.30)	2009	2008	2007	2006
Current Assets	12,812,409	12,918,064	13,693,225	8,767,894	7,870,885
Quick Assets	7,097,868	9,921,738	7,277,624	5,546,615	5,136,181
Inventories	5,714,541	2,996,326	6,415,601	3,221,279	2,734,704
Fixed Assets	32,997,216	27,074,701	23,340,229	21,724,904	18,491,988
Investments Assets	14,374,802	10,212,391	8,632,612	8,165,314	5,658,395
Tangible Assets	18,118,207	16,645,594	14,465,918	13,201,649	12,466,116
Intangible Assets	168,410	151,829	170,095	211,975	229,418
Other Fixed Assets	335,797	64,887	71,604	145,966	138,059
Total Assets	45,809,625	39,992,765	37,033,454	30,492,798	26,362,873
Current Liabilities	5,058,834	2,685,842	4,283,199	2,811,807	1,746,904
Fixed Liabilities	6,775,203	6,355,632	4,966,598	3,177,759	2,824,311
Total Liabilities	11,834,037	9,041,474	9,249,797	5,989,566	4,571,215
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,425,124	4,404,069	4,291,355	4,128,839	3,937,056
Retained Earnings	∆2,403,263	∆2,403,263	∆2,502,014	∆2,715,964	∆1,670,690
Capital Adjustments	543,940	524,825	51,790	839,727	298,995
Accumulated Other Comprehensive Income	30,927,383	27,943,257	25,460,123	21,768,227	18,743,894
Total Shareholders’ Equity	33,975,588	30,951,291	27,783,657	24,503,232	21,791,658
Sales	23,406,262	26,953,945	30,642,409	22,206,685	20,043,409
Operating Income	4,393,716	3,147,998	6,540,059	4,308,275	3,892,307
Net Income	3,677,422	3,172,264	4,446,933	3,679,431	3,206,605

2.	Items to pay attention for use of Financial Statements
A.	Principles
(1) The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.
(2) The Company’s plan and status for applying K-IFRS:
     The Company plans to prepare its financial statements under K-IFRS from 2011. To manage all the things accompanied with adoption of K-IFRS, the Company has organized a separate task force, and it has analyzed the impact of the adoption of KIFRS and has been on the process of modification of system. Also, the Company has trained persons in charge of adoption of K-IFRS in POSCO and its subsidiaries and it is reporting the results of its operation to the audit committee and management group periodically.

3.	Unconsolidated Financial Statements
A.	Balance Sheet

Refer to the attached the review report as of June 30, 2010
B.	Income Statements

Refer to the attached the review report as of June 30, 2010
C.	The Note in the Financial Statement

Refer to the auditor’s note in financial statement

4.	Consolidated Financial Statements
A.	Summary for the Fiscal Years 2005 through 2009

(Unit: million won)
	2009	2008	2007	2006	2005
Current Assets	20,634,150	22,197,633	14,393,533	12,236,953	11,640,335
Quick Assets	15,481,311	13,535,913	9,491,517	8,218,748	7,847,742
Inventories	5,152,839	8,661,720	4,902,016	4,018,205	3,792,593
Fixes Assets	29,677,598	24,763,649	21,881,230	18,912,120	15,866,975
Investments Assets	6,470,999	5,278,165	5,239,026	3,239,689	2,877,288
Tangible Assets	21,839,785	18,069,099	15,581,765	14,643,120	12,271,710
Intangible Assets	629,969	723,767	570,779	557,082	453,709
Other Fixed Assets	736,845	692,618	489,660	472,229	264,268
Total Assets	50,311,748	46,961,282	36,274,763	31,149,073	27,507,310
Current Liabilities	9,274,818	11,009,393	6,624,615	5,082,295	5,881,563
Fixed Liabilities	9,372,616	7,607,684	4,532,408	3,665,036	1,752,070

	2009	2008	2007	2006	2005
Total Liabilities	18,647,434	18,617,077	11,157,023	8,747,331	7,633,633
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	4,446,032	4,319,083	4,176,592	4,035,273	3,991,409
Retained Earnings	(-)2,410,668	(-)2,509,081	(-)2,727,147	(-)1,678,229	(-)965,433
Capital Adjustments	455,470	(-)21,985	784,933	209,754	(-)188,264
Accumulated Other Comprehensive Income	27,935,726	25,393,246	21,767,302	18,863,333	16,168,892
Minority Interest	755,350	680,539	633,657	489,208	384,670
Total Shareholders’ Equity	31,664,313	28,344,205	25,117,740	22,401,742	19,873,677
Total Sales	36,855,001	41,742,636	31,607,741	25,842,326	26,301,788
Operating Income	3,868,162	7,173,929	4,919,862	4,389,147	6,083,276
Net Income from Continuing Operations	3,342,311	4,350,103	3,677,964	3,353,082	4,006,993
Net Income	3,242,311	4,350,103	3,677,964	3,353,082	4,006,993
Consolidated Net Profit	3,218,425	4,378,751	3,558,660	3,314,181	4,022,492
Number of Consolidated Companies	81	74	64	53	47

B.	Items to pay attention for use of Financial Statements
(1)	Principles

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.

C.	Consolidated Financial Statements
(1)	Consolidated Balance Sheet

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

(2)	Consolidated Income Statements

Refer to the 2009 Fiscal Year Consolidated Financial Statements as of December 31, 2009

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1.	Overview of Corporate Governance
A.	Board of Directors
(1)	Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of five directors who also act as our executive officers (“Standing Directors”) and eight directors who are to be outside directors(“Outside Directors”). Our shareholders elect both Standing Directors and Outside Directors at a general meeting of shareholders. Candidates for Standing Director are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications and candidates for Outside Directors are recommended to the shareholders by a separate board committee consisting of three Outside Directors and one Standing Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for Outside Directors to the Director Candidate Recommendation Committee.
     Our board of directors maintains the following six special committees:
—	Director Candidate Recommendation Committee;

—	Evaluation and Compensation Committee;

—	Finance and Operation Committee;

—	Executive Management Committee;

—	Audit Committee; and

—	Insider Trading Committee.
•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Standing Director	Han, Joon-Ho Lee, Young-Sun Lee, Chang Hee Park, Han-Yong
— Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
— Advance screening for nominating representative director and members of special committee(s)

Evaluation and Compensation Committee	4 Outside Directors	Lee, Young-Sun Ahn, Charles Yoo, Jang-Hee Kim, Byung Ki
— Establish management succession and development plans
— Establish executives evaluation and compensation plan and to take necessary measures to execute such plans
— Pre-deliberate on remuneration and retirement allowance of directors

Category	Composition	Directors	Major functions
Finance and Operation Committee	3 Outside Directors 2 Standing Directors	Yoo, Jang-Hee Han, Joon-Ho Kim, Byung Ki Choi, Jong-Tae Kim, Jin-Il
— Advance deliberation on crucial new investment in other companies
— Advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
— Deliberation and resolution on financial matters, and on donations between KRW 100 million and 1 billion

Audit Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee	— Audit of corporate accounting and business operations — Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	3 Outside Directors	Park, Sang-Yong Sun, Wook Lee, Chang Hee
— Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts exceeding KRW 10 billion)
— Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (for transaction amounts greater than KRW 5 billion but less than 10 billion)

Executive Management Committee	5 Standing Directors	Chung, Joon-Yang Choi, Jong-Tae Park, Han-Yong Oh, Chang-Kwan Kim, Jin-Il
— Advance deliberation on and approval of in- house investment schemes
— Deliberation on important subjects regarding hierarchical structure, development and adjustment of human resource
— Deliberation on important subjects regarding working policy, and changes to welfare

(2)	Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

¡	Composition of the Director Candidate Recommendation Committee

—	Effective Date: February 26, 2010

Han, Joon-Ho (Chairman)	Outside Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
Lee, Young-Sun (member) Lee, Chang Hee (member)	Outside Director Outside Director	• Outside Directors (3), Standing Director (1): Pursuant to Article 542-8 in the Commercial Law of Republic of Korea
Park, Han-Yong (member)	Standing Director
(3)	List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Ahn, Charles	— President and CEO, AhnLab, Inc. — Chair Professor of Korea Advanced Institute of Science and Technology	None	Chairman Board of Director
Sun, Wook	— Former CEO, Nongshim Co., Ltd — Former President and CEO, Samsung Human Resources Development Center	None
Park, Sang-Yong	— Professor at Yonsei University — Former President of the Korea Securities Research Institute	None
Yoo, Jang-Hee	— President, East Asian Economic Association, Japan — Former Vice President, External Affairs, Ewha Womans University	None
Han, Joon-Ho	— CEO and Vice Chairman, Samchully Co., Ltd. — Former Chairman and CEO, Korea Electric Power Corporation	None
Lee, Young-Sun	— President of Hallym University. — Former Professor of Yonsei University	None
Kim, Byung Ki	— Former President and Research Fellow, Samsung Economic Research Institute	None

Relation with
majority
Name	Experience	shareholder	Remarks
Lee, Chang Hee	— Professor of College of Law, Seoul National University — Former International Director, Tax Law Association	None
•	List of key activities of the Board of Directors (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14
1. Approval of Financial Statements for the 42nd Fiscal Year & Convening Schedule of the 42nd Annual General Meeting of Shareholders
2. Contribution Plan for memorial hall of former President Park, Chung -Hee
All 2 cases Approved
2010-2	Feb. 5	1. Agenda for the 42nd Ordinary General Meeting of Shareholders 2. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 3. Standing Director Candidate Recommendation	All 3 cases Approved
2010-3	Feb. 26	1. Appointment of Chairman of Board of Directors
2. Appointment of Special Committee Members
3. Approval of Designation of Position for Standing Directors
4. Approval of Designation of Position for Executive Officer
All 4 cases Approved
2010-4	Apr. 23	1. Treasury Stock Special Money Trust Contract Renewal
2. Contribution Plan for POSCO Educational Foundation
3. Investment Plan for POSCO Family Strategic Fund
4. Business Plan for Magnesium Smelting
5. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.
6. Plan to bid for acquiring Daewoo International Corporation
All 6 cases Approved
2010-5	Jul. 16	1. Plan for high purity FeSi business project
2. Investment into AMCI(WA) Pty Ltd in Western Australia
3. Capital increase and payment guarantees for expansion of POSCO-VST
4. Capital increase and payment guarantees of Guangdong Pohang Continuous Galvanizing Line for investing in plating steel plate projects in China
5. Financing Plan for the second half of 2010
6. 2010 Interim Dividend Payout (Plan)
		7. Funding Plan for performance guarantee businesses of basic industries	All 7 cases Approved
2010-6	Oct. 14	1. Participation in a capital increase of Domestic Affiliate
2. Participation in a change of Corporate Governance Structure and in a capital increase of Domestic Affiliate
3. Lease Contract with Domestic Affiliates
4. 2010 Business Plan of POSCO Steel Service and Sales Co., Ltd.
5. 2010 Business Plan of POSCO E&C Co., Ltd.
All 5 cases Approved

¡	Major activities of outside directors on the Board of Directors (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Number of participating outside directors	Remarks
2010-1	Jan. 14	8
2010-2	Feb. 5	9
2010-3	Feb. 26	8
2010-4	Apr. 23	7
2010-5	Jul. 16	8
2010-6	Oct. 14	8
(4)	Composition of committees and their activities
¡	Major activities of Director Candidate Recommendation Committee (Jan. 1, 2010 — Feb. 26, 2010)

Session	Date	Agenda	Approval
2010-1	Feb. 3	Assessment of Qualifications of Standing Director	—
2010-2	Feb. 26	1. Appointment of Special Committee Members 2. Approval of Designation of Position for Executive Officers 3. Appointment of Positions for Standing Directors	— — —
¡	Major activities of Evaluation and Compensation Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	Evaluation of ’09 Management Result	—
2010-2	Feb. 5	Set the Limit of ’10 Directors’ Remuneration	—
2010-3	Oct. 5	Change of Long-Term Incentive Compensation Plan for Company Executives	Approved
¡	Major activities of Finance and Operation Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 14	1. Contribution Plan for memorial hall of former President Park, Chung —Hee 2. Acquisition Plan of stake in PosChrome (pty) Ltd. from Samsun Corp.	— Approved
2010-2	Feb. 5	1. Fund raising Plan for acquisition of stake in Roy Hill iron ore project 2. Contribution Plan for Haiti earthquake emergency relief	— Approved
2010-3	Apr. 22	1. Loaned from Funds for the rational use of Energy in 2010
2. Contribution to the sinking of Cheonanham
3. Business Plan for Magnesium Smelting
4. Shares purchase Plan for acquiring SUNG JIN GEOTEC Co., Ltd.
5. Plan to bid for acquiring Daewoo International Corporation
		6. Investment Plan for POSCO Family Strategic Fund	Approved Approved — — — —

Session	Date	Agenda	Approval
2010-5	Jul. 16	1. Plan for high purity FeSi business project
2. Investment into AMCI(WA) Pty Ltd in Western Australia
3. Investment into prospecting project of West Ferghana-Chinabad mine
4. Financing Plan for the second half of 2010
5. Funding Plan for performance guarantee businesses of basic industries
		6. Funding for the Committee of the 2022 World Cup	— — Approved — — Approved
2010-6	Oct. 11	1. Investment into the joint venture with IMFA for the production of ferrochrome products 2. Funding for the Korea Society	Approved Approved
¡	Major activities of Insider Trading Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 13	Fair Trading Program Operating Result and Plan	—
2010-2	Apr. 22	1. Fair Trading Program Manager Change 2. Contribution Plan for POSCO Educational Foundation	Approved —
2010-3	Jul. 16
1. Land Contribution Plan for founding an international school of POSCO Educational Foundation
2. Investment in kind to POSECOHOUSING
		3. Reporting results of Compliance Program for the first half of 2010 Fiscal Year	Denied Approved —
2010-4	Sep. 9	Land Contribution Plan for founding an international school of POSCO Educational Foundation	Approved
2010-5	Oct. 11	1. Participation in a capital increase of Domestic Affiliate
2. Participation in a change of Corporate Governance Structure and in a capital increase of Domestic Affiliate of Domestic Affiliate
		3. Lease Contract with Domestic Affiliates	— — —
•	Land contribution plan for the establishment of an international school to be funded by the POSCO Educational Foundation: reviewed and submitted operating expense and budget for the school program.

¡	Major activities of Executive Management Committee (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan. 22	1. Rationalization of #1 EGL at Gwangyang Works 2. Rationalization of lime calcination plant at Pohang and Gwangyang Works 3. Installation of #3,4 Coke Oven PAMS at Pohang Works	Approved Approved Approved
2010-2	Feb. 23	Plan of establishment and management of POSCO South Asia	Approved
2010-3	Apr. 28	1. Establishment of Continuous Galvanizing Line in China
2. Rationalization of equipment at Pohang Works
3. Installation of #1~5 sintering micro powdered ore assembly line
		4. Extension and renovation of POSCO Family training center	— — Approved Approved

Session	Date	Agenda	Approval
2010-4	May. 25	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved
2010-5	Jun. 22	1 Capital increase for expansion of POSCO-VST 2. Rationalization of 2RCL, Cold Rolling Mill I at Pohang Works	— Approved
2010-6	Jul. 16	1. Acquisition Plan of NK steel 2. Employment plan of POSCO chair professor	Approved Approved
2010-7	Aug. 24	1. Capital increase of POSCO-Malaysia 2. Establishment of a gymnasium at Pohang and Gwangyang Works	Approved Approved
2010-8	Sep. 28	1. Extension of a plate storage at Gwangyang Works 2. R&D plan for commercializing an amorphous material (Fe)	Approved Approved
2010-9	Oct. 25	Participation plan of Paid-in Capital Increase of PT. Krakatau Steel	Approved
B.	Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independent criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Outside Directors. Members of our Audit Committee are Park, Sang-Yong (committee chair), Sun, Wook and Lee, Chang-Hee.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

     In addition, in connection with general meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
¡	Composition of the Audit Committee (auditors)

Name	Qualifications	Remarks
Park, Sang-Yong Sun, Wook Lee, Chang-Hee	Satisfies requirements in the articles of incorporation	Chairman
¡	Major activities of the audit committee (auditors) (Jan. 1, 2010 — Nov. 8, 2010)

Session	Date	Agenda	Approval
2010-1	Jan.13	• Report Agenda
— Reporting of operations of the Internal Accounting Control System for the 2009 Fiscal Year
— Status of the application of K-IFRS
— Status of supporting the affiliates regarding tax and Internal Control

2010-2	Feb.4	• Deliberation Agendas
— Assessment of operations of the Internal Accounting Control System in 2009
— Results of the audit of account for the 2009 Fiscal Year
— Report Agenda
— Overview Results of the audit of account for the 2009 Fiscal Year by External Auditor
Approved Approved
2010-3	Feb.26	• Deliberation Agenda — Appointment of the chair of the Audit Committee	Approved
2010-4	Apr. 22	• Deliberation Agendas
— Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries
• Report Agenda
— Results of the audit of account for 1Q of the 2010 Fiscal Year
— Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
— Results of the audited consolidated financial statements for the 2009 Fiscal Year
— Operation plans for Auditing 2010
Approved
2010-5	Jul. 16	• Deliberation Agendas
— Approval of non-audit services for AEO certification
— Approval of audit and non-audit services for POSCO family fund and POSTECH fund
• Report Agenda
— Results of the audit of account for the first half of 2010 Fiscal Year
— Reporting results for the audited consolidated financial statements (as well as US GAAP figures) for the 2009 Fiscal Year
— Reporting results of audit for the first half of 2010 Fiscal Year
Approved Approved

Session	Date	Agenda	Approval
2010-6	Sep. 9	• Deliberation Agendas — Approval of non-audit services for global bond issues. — Approval of audit and non-audit services of External Auditors	Approved Approved
2010-7	Oct. 11	• Deliberation Agendas
— Approval of audit and non-audit services of External Auditors
• Report Agenda
— Results of the audit of account for the 3rd quarter of 2010 Fiscal Year
— The risk of a general trading company and the point of audit
Approved
C.	Voting Rights by Shareholders
(1)	Whether to Adopt the Cumulative Voting System
•	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
(2)	Whether to Adopt Voting by Mail
•	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.
D.	Compensation of Directors and Officers
(1)	Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Ceiling amount approved at
Category	Total payment	shareholders Meeting	Remarks
Executive Director	4,958 million won	7 billion won
Independent Non-Executive Director	200 million won
members of the Audit Committee	101 million won
Total	5,259 million won
•	Payment Period: ’10.1.1 ~’10.9.30

•	Outside Director does not include the members of the Audit Committee

(2)	List of Stock Options Presented to Executives

(As of September 30, 2010)
		Number of Share			Exercising	Exercising
Date of Grant	Name	Grant	Exercise	Remaining	Period	Price
Apr. 26, 2003	Seong-Sik Cho Jin-Il, Kim	1,921 9,604	1,921 9,604	— —	April 27, 2005 ~April 26, 2010	KRW102,900
Jul. 23, 2004	Ku-Taek Lee Kyeong-Ryul Ryoo Dong-Jin Kim Young Ju Park Yoon Suk Suh Keel Sou Chung Sang Young Kim Sang Myun Kim Ki Chul Shin Byung Ki Jang	49,000 4,900 7,840 1,862 1,862 9,800 9,800 9,800 9,800 9,800	20,000 4,900 0 0 1,500 0 0 7,000 2,000 9,800	29,000 0 7,840 1,862 362 9,800 9,800 2,800 7,800 0	July 24, 2006 ~July 23, 2011	KRW 151,700
Apr. 28, 2005	Jong Doo Choi Nam Suk Hur Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn	2,000 2,000 10,000 10,000 2,000 2,000	0 2,000 0 0 0 0	2,000 0 10,000 10,000 2,000 2,000	April 29, 2007 ~April 28, 2012	KRW 194,900
Total		153,989	58,725	95,264
•	The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(’06.2.24)